Filed by Bristol-Myers Squibb Company

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Bristol-Myers Squibb Company

Commission File No.: 333-163126

Jim Cornelius on Mead Johnson Split-Off

November 15, 2009

Dear Colleague:

I wrote to you when we announced Q3 earnings about our precision at executing against the strategy we had outlined for investors two years ago.

We no longer are “becoming” a BioPharma leader; we are a BioPharma leader. And today, we are taking steps to further enhance our position.

In an announcement we made just moments ago, we will begin the process of “splitting off” Mead Johnson Nutrition. Split-offs, as they are called in the financial community, are not common; in fact, there have been fewer than 20 in corporate history. (Click here to read the news release.)

How do they work, what are their benefits, and why would we do this?

In a split-off, we will offer to exchange the Mead Johnson shares that we own (83 percent of the company) for shares of Bristol-Myers Squibb owned by our shareholders. So shareholders of Bristol-Myers Squibb (including employees who own our stock) will receive a prospectus in the coming days offering them the opportunity to exchange their BMY stock for shares in Mead Johnson Nutrition.

(One byproduct of this announcement — we are limited in what we can say under the U.S. securities laws while the exchange offer is pending and, thus, we have decided to postpone our scheduled December 2 Investors Day until 2010.)

We expect the “exchange” of stock to be tax-free to shareholders. In addition, as is customary in these types of exchanges, and to motivate them to participate, we will offer our shareholders a discount on Mead Johnson Nutrition shares in the exchange.

Once completed, we will be an extremely focused BioPharma company, discovering, developing and delivering innovative medicines that help patients prevail against serious disease. In addition, we expect to “buy back” at least 280 million shares of our stock, decreasing the number of outstanding shares in the marketplace.

This is a win-win for both Bristol-Myers Squibb and Mead Johnson Nutrition, and for our employees. Shareholders will have to decide, after reading the prospectus and conferring with their financial advisors, whether or not to participate. We expect the process to move smoothly, and anticipate that we can close this transaction before year’s end.

This is yet another positive step in our journey and couldn’t have happened without the hard work — and innovative vision — of many of our colleagues. I commend them, and all of you, on your hard work and dedication to making the vision of our strategy a reality.

Best regards,

Jim

Additional Information

You are urged to read the prospectus and related documents to be filed with the Securities and Exchange Commission. You will be able to obtain a free copy of the prospectus and related documents filed with the SEC by Bristol-Myers Squibb and Mead Johnson at the SEC’s website at www.sec.gov, and those documents may also be obtained for free, as applicable, from Bristol-Myers Squibb at www.bms.com or Mead Johnson at www.mjn.com or through the information agent by calling 800-868-1359 (toll-free in the United States) or 212-806-6859 (outside the United States).